COCA-COLA EUROPACIFIC PARTNERS

COCA-COLA EUROPACIFIC PARTNERS PLC (THE "COMPANY")
PEMBERTON HOUSE
BAKERS ROAD
UXBRIDGE
UB8 1EZ
UNITED KINGDOM

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the internet to transmit your voting instructions and for electronic delivery of information up until 3.30pm BST on 20 May 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please follow the instructions above to vote using the internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 3.30pm BST on 20 May 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 to be received no later than 3.30pm BST on 20 May 2025.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V69648-P28703-Z89631

COCA-COLA EUROPACIFIC PARTNERS PLC

Important Notice: The following materials are available at www.proxyvote.com: Notice of Annual General Meeting and 2024 Annual Report. Further information regarding the resolutions being proposed at the meeting is set out in the Notice of Annual General Meeting.

ANNUAL GENERAL MEETING (AGM)
FORM OF PROXY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Before completing this form, please read the explanatory notes on the reverse side of this card.

I/We ....

FULL NAME[S] IN BLOCK CAPITALS

being a member of the Company appoint the chairman of the meeting or (see note 3)..............................in respect of..............................shares in the Company as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting (AGM) of the Company to be held on 22 May 2025 at 3.30pm BST and at any adjournment of the meeting.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an 'X'. If you wish to appoint multiple proxies, please see note 4 on the reverse side.

Please tick here if you are appointing more than one proxy: [ ] (see note 4)

ORDINARY RESOLUTIONS		For	Against	Vote Withheld
Resolution 1 -	**Receipt of the Report and Accounts**	☐	☐	☐
Resolution 2 -	**Approval of the Directors' Remuneration Report**	☐	☐	☐
Resolution 3 -	**Election of Sol Daurella as a director of the Company**	☐	☐	☐
Resolution 4 -	**Election of Robert Appleby as a director of the Company**	☐	☐	☐
Resolution 5 -	**Re-election of Manolo Arroyo as a director of the Company**	☐	☐	☐
Resolution 6 -	**Re-election of Guillaume Bacuvier as a director of the Company**	☐	☐	☐
Resolution 7 -	**Re-election of John Bryant as a director of the Company**	☐	☐	☐
Resolution 8 -	**Re-election of José Ignacio Comenge as a director of the Company**	☐	☐	☐
Resolution 9 -	**Re-election of Damian Gammell as a director of the Company**	☐	☐	☐
Resolution 10 -	**Re-election of Nathalie Gaveau as a director of the Company**	☐	☐	☐
Resolution 11 -	**Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company**	☐	☐	☐
Resolution 12 -	**Re-election of Mary Harris as a director of the Company**	☐	☐	☐
Resolution 13 -	**Re-election of Thomas H. Johnson as a director of the Company**	☐	☐	☐
Resolution 14 -	**Re-election of Alfonso Líbano Daurella as a director of the Company**	☐	☐	☐
Resolution 15 -	**Re-election of Nicolas Mirzayantz as a director of the Company**	☐	☐	☐
Resolution 16 -	**Re-election of Mark Price as a director of the Company**	☐	☐	☐
Resolution 17 -	**Re-election of Nancy Quan as a director of the Company**	☐	☐	☐
Resolution 18 -	**Re-election of Mario Rotllant Solá as a director of the Company**	☐	☐	☐
Resolution 19 -	**Re-election of Dessi Temperley as a director of the Company**	☐	☐	☐
Resolution 20 -	**Reappointment of the Auditor**	☐	☐	☐
Resolution 21 -	**Remuneration of the Auditor**	☐	☐	☐
Resolution 22 -	**Political donations**	☐	☐	☐
Resolution 23 -	**Authority to allot new shares**	☐	☐	☐
Resolution 24 -	**Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code**	☐	☐	☐
SPECIAL RESOLUTIONS				
Resolution 25 -	**General authority to disapply pre-emption rights**	☐	☐	☐
Resolution 26 -	**General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment**	☐	☐	☐
Resolution 27 -	**Authority to purchase own shares on market**	☐	☐	☐
Resolution 28 -	**Authority to purchase own shares off market**	☐	☐	☐
Resolution 29 -	**Notice period for general meetings other than annual general meetings**	☐	☐	☐

Your Directors consider that each Resolution to be proposed at the AGM is in the best interests of the Company and shareholders as a whole, save that Directors Sol Daurella, José Ignacio Comenge, Álvaro Gómez Trénor-Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, being nominated to the Board by the Company's shareholder Olive Partners S.A. (the "Olive Nominated Directors"), make no recommendation with regard to Resolution 24 as, in accordance with the provisions of the Takeover Code, it is the percentage increase in Olive Partners S.A.'s interest in ordinary shares that is the subject of the waiver under Resolution 24. Accordingly, the Directors, with the exceptions just described, recommend shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own shareholdings, save that Olive Partners S.A. and the Olive Nominated Directors will not vote in respect of their shareholdings on Resolution 24, in which they are considered to be interested.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [PLEASE SIGN WITHIN BOX] Date

V69649-P28703-Z89631 ANNUAL GENERAL MEETING (AGM) FORM OF PROXY - NOTES 1. As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. When reading these notes, please read all references to attending in person or having your proxy attend in person. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the space provided next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this space provided is left blank they will be authorised in respect of your full voting entitlement. 2. Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated. 3. A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the chairman of the meeting, insert their full name in the space provided. If you leave this space blank, the chairman of the meeting will be appointed as your proxy. Where you appoint as your proxy someone other than the chairman you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the chairman and give them the relevant instructions directly. 4. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy forms may be obtained by contacting the Company's registrar, Computershare on +1-781-575-2867, or you may copy this form. If you are appointing more than one proxy, please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope. 5. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior). 6. To direct your proxy how to vote on the resolutions, mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote Withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting, including a motion to adjourn. 7. If not voting by internet or phone, as detailed on the reverse side, to appoint a proxy using a hard copy proxy form, the form must be completed and signed or delivered to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially. 8. In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. 9. As an alternative to completing this hard copy proxy form, you can appoint a proxy over the internet or by phone, details for which are set out on the reverse side. 10. Holders through CREST should please refer to the Notice of Annual General Meeting for instructions regarding CREST electronic proxy appointment services. 11. If you submit more than one valid proxy appointment in respect of the same shares, the appointment received last before the latest time for the receipt of proxies will take precedence. For details of how to change your proxy instructions or revoke your proxy appointment, see the notes to the Notice of Annual General Meeting. 12. You may not use any telephone number, email address or other electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.